March 30, 2005

Via U.S. Mail

Patrick J. Mahaffy
Chief Executive Officer
Pharmion Corporation
2525 28th Street, Suite 200
Boulder, Colorado 80301

RE:		Pharmion Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-50447

Dear Mr. Mahaffy:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that on page 14 of your 10-K you state that your products are marketed in Syria through a third party distribution network. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of the sales and marketing activity with respect to your products in
Syria, including the dollar amount of such sales; the materiality to the Company of the sale and marketing of Company products in Syria;
and your view as to whether the fact that your products are sold and marketed in Syria pursuant to your agreements with third party distributors constitutes a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.



								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance
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Patrick J. Mahaffy
Pharmion Corporation
March 30, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE